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                  GREENBELT RESIDENTIAL LIMITED PARTNERSHIP

February 17, 1995

VIA FEDERAL EXPRESS
Mr. F.X. Jacoby
Three Winthrop Properties, Inc.
Winthrop Financial Associates
One International Place
Boston, Massachusetts 02110
                             Re: Springhill Lake

Dear F.X.:

   This letter is intended as a follow-up to our meeting on Monday, February 13th, and our telephone conversation on February 14th regarding Springhill Lake.

   In our discussions, I raised the following questions, among others:

   1. Whether Three Winthrop, as General Partner, would permit Greenbelt Residential to make a tender offer to purchase limited partner interests in the Springhill Lake Investor Limited Partnership. Allowing Greenbelt to bid for limited partner interests on the same basis as your affiliate, Aquarius, would be beneficial to limited partners because investor limited partners would be permitted to remain as limited partners or to sell their interests. This process would allow an "apples to apples" comparison of offers.

   On the telephone, you asked what this permission would entail. Simply put, Three Winthrop would cooperate and take all such reasonable steps as necessary to amend the Partnership Agreement to allow Greenbelt to acquire and vote limited partner interests.

   2. I asked that you speak with the lender to confirm that the lender would be prepared to allow, as required under the loan documents, an assumption of the existing loans by Greenbelt Associates or another financially capable third party who might be interested in purchasing the project. We are frankly surprised that, given your fiduciary duty to the limited partners, you have not undertaken this process. We are also at a loss to understand why you have not approached other potential purchasers to see if they would be interested in bidding on the project. Given the number of real estate investment trusts who are actively pursuing apartment complexes and who might be able to acquire the Project in a manner which would be tax-free to the limited partners, we are surprised that Winthrop has not pursued this type of transaction. Such a transaction might be of great interest to the Investor Limited Partners and Mr. Lerner.

   In our telephone conversation on February 14, you promised to discuss loan assumption with the lender after you received the revised Greenbelt offer. Enclosed is the offer as set forth in our February 13th letter to the Investor Limited Partners, together with revised pages of our Partnership Interest Purchase Agreement.

   3. We have urged Three Winthrop to consider a competitive bidding process for management. We asked that you advise us of the precise expenses which will be borne by the Winthrop affiliate under its proposed new management agreements. Based on our telephone conversation, I understand that you have sent us a mark-up of the Management Agreement which is an attachment to the loan documents. I have not yet received that document.

   4. Despite our requests, we were unaware of the cash reserves of $3.2 million. Do we now have all of the relevant information regarding the partnership, including cash reserves and escrows?

   As discussed, given the March 2, 1995 deadline for your tender offer, we would appreciate an immediate response to these matters.
Sincerely,

Edward L. Cohen
Enclosures
cc: George E. Covucci, Esq.





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                  GREENBELT RESIDENTIAL LIMITED PARTNERSHIP

February 13, 1995

Dear Springhill Lake Investors Limited Partner:

   We warned you not to sell your units in response to the Winthrop/Aquarius Offer. By now you know why--Winthrop is using cash reserves that already belong to you to force you either to sell your units at a price fixed by Winthrop or remain as a minority limited partner in a partnership in which you will have few rights. DON'T ACCEPT WINTHROP'S "TAKE IT OR LEAVE IT" OFFER WHEN WE ARE OFFERING YOU A BETTER ALTERNATIVE.

   Now that Winthrop finally has provided the financial information that we have been seeking for over two months, WE HAVE REVISED OUR OFFER TO MAKE AVAILABLE TO YOU AT LEAST $36,400--more than Aquarius is offering to pay you. EVEN MORE IMPORTANTLY, IF YOU JOIN WITH US AND VOTE TO CAUSE A SALE OF THE PROJECT, YOU COULD RECEIVE MORE. Our offer establishes the minimum amount you will receive if you vote with us. UNDER THE WINTHROP/AQUARIUS OFFER, YOU WILL NOT RECEIVE MORE THAN $36,000. UNDER OUR OFFER, YOU WILL NOT RECEIVE LESS THAN $36,400. In addition, if you vote to dissolve the Partnership and to have the Project sold, we would demand that Winthrop, as a fiduciary, cooperate in structuring the transfer in a manner that would allow limited partners who wish to remain in the Partnership to do so. As the successful purchaser, we would welcome the opportunity to have any of you remain as our partners.

   BECAUSE OUR PROPOSAL GIVES YOU AN OPPORTUNITY TO MAXIMIZE THE RETURN ON YOUR INVESTMENT, WE URGE YOU TO SIGN AND RETURN THE GREEN CONSENT CARD NOW. THAT STEP WILL TELL WINTHROP YOU WANT THE PROJECT SOLD NOW AT THE BEST AVAILABLE PRICE.

   Please carefully consider the following:

                    OUR OFFER PROVIDES YOU WITH MORE CASH

Here is how our revised offer works:

   o With the cash reserves of approximately $3.2 million (we just learned about the size of those reserves from the Winthrop/Aquarius Offer), our original offer totaled approximately $35,100 per unit. CONTRARY TO WHAT WINTHROP IS TELLING YOU, THOSE CASH RESERVES BELONG TO YOU AND UNDER OUR OFFER WILL BE DISTRIBUTED IN CONNECTION WITH THE DISSOLUTION.

   o We are willing to add another $843,700 (approximately $1,300 per investor unit) to our offer--making it worth at least $36,400 per unit to you.

             UNLOCK THE MOST VALUE POSSIBLE FROM YOUR INVESTMENT

   The increase in our offer is not the only reason you should vote with us--a sale of the Project will unlock the most value possible from your investment.

   Consider these facts:

   o OUR RESOLUTION PLACES NO CAP ON YOUR RETURN. We have offered what we believe to be a fair price for the Project. Your vote gives you the opportunity to receive even more.

   o OUR RESOLUTION CALLS ON WINTHROP TO DETERMINE WHAT VALUE THE MARKET PLACES ON THE PROJECT. If a majority of you want the Project to be sold now, Winthrop, as the general partner, will have a duty to assist in that process and find the highest bidder for the Project.

   o THE WINTHROP/AQUARIUS OFFER LIMITS THE CASH YOU CAN RECEIVE. The Winthrop/Aquarius offer caps the amount that you can receive at $36,000 per unit.

                       WINTHROP'S CONFLICT OF INTEREST

   Ever since we first told you about our offer, we have expressed serious misgivings about the conflict of interest that Winthrop has in evaluating any transaction in which Winthrop would lose its rich fees, despite the value to you.

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   Consider what has happened in the more than two months since we submitted our offer:

   o We asked Winthrop to consider our offer and negotiate in good faith. WINTHROP HAS NOT.

   o We asked Winthrop to seek other third party offers and test the value of the Project in the open market. WINTHROP HAS NOT.

   o We asked Winthrop to obtain the consent of the Project's lender to our assumption of the mortgage. WINTHROP HAS NOT.

   Instead, an affiliate of Winthrop has offered to purchase your interests, without negotiating, without competitive bidding, and without any attempt to find the real value of your investment. WINTHROP WILL NOT EVEN TELL YOU WHETHER IT BELIEVES THAT THE PRICE BEING OFFERED IS FAIR. What we believe is clearly unfair is for Winthrop to be allowed to take control of the Partnership and award itself annual fees of $1,000,000 in addition to the more than $15,000,000 in fees it has already taken.

              THE WINTHROP/AQUARIUS OFFER--SERIOUS SHORT-COMINGS

   Compare our proposal to some of the serious short-comings of the Winthrop/Aquarius Offer:

   o IT FAILS TO REQUIRE THREE WINTHROP TO SEEK THE BEST PRICE AVAILABLE. We have proposed only that you vote to dissolve the Partnership and allow the market to determine the value of the Project.

   o IT SUGGESTS A FLEXIBILITY THAT DOES NOT REALLY EXIST. The Winthrop/Aquarius Offer suggests that you may choose to sell your interest or remain as a limited partner. The Winthrop/Aquarius Offer does not highlight that upon obtaining control, Aquarius will be able to veto all decisions that you are currently entitled to make. In effect, Winthrop is making a "take it or leave it" offer.

   o IT PERMITS WINTHROP AND ITS RELATED PARTIES TO INCREASE THEIR ALREADY RICH FEES. A Winthrop affiliate will take over as managing agent for the Project at a 3% fee, plus an unspecified "expense" reimbursement. Combined with the "oversight" and other fees already received from the Project, Winthrop will siphon off $1,000,000 each year in fees--approximately $1,540 per unit. This is in addition to the more than $24,000 per unit of fees that Winthrop has already pocketed from the Project. Winthrop's statement of its intent to appoint itself as managing agent resulted in two limited partners of the Partnership, together with Mr. Lerner, filing a lawsuit against Three Winthrop in Maryland state court on February 7, 1995. The lawsuit alleges that Three Winthrop's actions in this regard constitute a breach of its fiduciary duty to you and to Mr. Lerner.

   o IT ANTICIPATES ENDING WITH A PRIVATE PARTNERSHIP. While not highlighted in the Winthrop/Aquarius Offer, its success would result in the Partnership's not having to be regulated by the Securities and Exchange Commission. As a result, limited partners who elected to stay in the Partnership would have only limited access to information and would not continue to receive even the reports currently being received.

   We believe Winthrop's message to you is clear. ACCEPT ITS MAXIMUM PER UNIT OFFER OR FACE AN UNCERTAIN FUTURE IN A PARTNERSHIP IN WHICH YOU HAVE FEW RIGHTS AND LITTLE INFORMATION. MEANWHILE, WINTHROP WILL CONTINUE INDEFINITELY TO TAKE ITS RICH FEES.

                           LEVEL THE PLAYING FIELD

   We recognize that this flurry of information from us and Winthrop might be confusing. The cause of this confusion is that Winthrop is taking advantage of the fact that the playing field is not level. Winthrop has all of the information--we do not. In addition, we were forced to structure our offer as a purchase of Partnership assets rather than of your interest because the Partnership agreement precludes us from purchasing your interest. OUR GOAL IS TO PROVIDE YOU WITH THE MAXIMUM RETURN AND AFFORD YOU THE FLEXIBILITY YOU DESIRE--WINTHROP'S GOAL IS TO MAXIMIZE ITS OWN RETURN AND TO FORCE YOU OUT OF THE PARTNERSHIP WITH A "TAKE IT OR LEAVE IT" OFFER.

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                                  IMPORTANT
CONTRARY TO WHAT WINTHROP HAS TOLD YOU, YOU DO NOT HAVE TO WAIT UNTIL MARCH 7TH TO GIVE US YOUR VOTE. IF A MAJORITY OF YOU APPROVE OUR RESOLUTION PRIOR TO THAT DATE, SUBJECT TO WORKING OUT MATTERS WITH THE LENDER, THE RESOLUTION WILL BE ADOPTED. WE URGE YOU NOT TO TENDER ANY UNITS TO WINTHROP IN RESPONSE TO THE WINTHROP/AQUARIUS OFFER. WE URGE YOU TO SIGN AND RETURN THE GREEN CONSENT CARD NOW.

   We urge you to read this letter together with our Consent Solicitation Statement dated January 19, 1995. If you have any questions regarding this information, or would like to discuss our revised offer or the Winthrop/Aquarius Offer, please contact either Ted Lerner, Ed Cohen or Bob Tanenbaum at (301) 984-1500 or, toll free, at 1-800-953-7637.


Very truly yours,

GREENBELT RESIDENTIAL LIMITED
  PARTNERSHIP

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   NON-IMPUTATION ENDORSEMENT. ALTA Form Non-Imputation Endorsement to the
Title Insurance Policies to be issued at closing under this Agreement insuring that coverage under the Title Insurance Policies will not be denied on the ground that the knowledge of Seller prior to the Closing Date is imputed to Purchaser.

   OPERATING PARTNERSHIP(S). The Maryland limited partnerships known as First Springhill Lake Limited Partnership, Second Springhill Lake Limited Partnership, Third Springhill Lake Limited Partnership, Fourth Springhill Lake Limited Partnership, Fifth Springhill Lake Limited Partnership, Sixth Springhill Lake Limited Partnership, Seventh Springhill Lake Limited Partnership, Eighth Springhill Lake Limited Partnership, Ninth Springhill Lake Limited Partnership and Springhill Commercial Limited Partnership, or any one of them, as the context may require.

   PARTNERSHIP AGREEMENT(S). Collectively, the limited partnership agreements of the Operating Partnerships, as amended (or amended and restated) through the date of this Agreement, or any one of them, as the context may require.

   PARTNERSHIP AMENDMENT(S). Those amendments to the Partnership Agreements described in Section 5.b. hereof.

   PARTNERSHIP INTEREST. Collectively, the general partner interest in each of the Operating Partnerships, representing in each a ninety percent (90%) ownership interest therein.

   PERMITS. Those permits and licenses issued with respect to the Project described on Exhibit C attached hereto and made a part hereof.

   PERMITTED ENCUMBRANCES. Those matters affecting title to the Project described on Exhibit D attached hereto and made a part hereof.

   PROJECT. Together, that certain 96-building, 2,899-unit garden apartment complex known as Springhill Lake Apartments and a commercial facility owned by Springhill Commercial Limited Partnership, located on approximately 154.1 acres of land in Greenbelt, Prince George's County, Maryland and owned by the Operating Partnerships.

   PURCHASE PRICE. The purchase price for the Partnership Interest payable by Purchaser to Seller pursuant to Section 3 of this Agreement.

   PURCHASER. Greenbelt Residential Limited Partnership, a Maryland limited partnership.

   TITLE INSURANCE POLICIES. Those owner's policies of title insurance issued by Lawyers' Title Insurance Corporation, or such other reputable title insurance company which may be retained in connection with the transactions contemplated herein, insuring the Operating Partnerships' title to the Project.

   2. AGREEMENT TO SELL AND PURCHASE. Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, the Partnership Interest on the terms and conditions hereinafter set forth.

   3. PURCHASE PRICE AND TERMS. The aggregate Purchase Price for the Partnership Interest shall be equal to the sum of (i) Twenty Million Six Hundred Forty-One Thousand Four Hundred Seventy-Eight Dollars ($20,641,478) and (ii) the amount of the Loan Transfer Fee. The Purchase Price shall be payable as follows:

   a. DEPOSIT.

       (1) AMOUNT. Within three (3) business days after full execution of this Agreement, Purchaser shall deposit in escrow with the Escrow Agent the Deposit in the amount of Five Hundred Thousand Dollars ($500,000) by cash, certified or cashier's check or wire transfer of federal funds. Escrow Agent shall invest the Deposit in such accounts insured by the Federal Deposit Insurance Corporation or the Federal Savings and Loan Insurance Corporation in the Washington, D.C. metropolitan area, or in such obligations issued or insured by the United States government, as Purchaser may select and Seller may approve, such approval not to be unreasonably withheld, conditioned or delayed. All interest earned on the Deposit shall be and become part of the Deposit.

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       (2) RELEASE OF DEPOSIT. Escrow Agent shall release the Deposit to the
    Seller upon the earlier to occur of (i) full settlement of the purchase and sale of the Partnership Interest pursuant to this Agreement, or (ii) receipt from Seller of written notice ("Default Notice") that Purchaser has defaulted under this Agreement beyond expiration of any cure period expressly permitted under this Agreement, unless Purchaser, within five
    (5) days of receipt of written notice of Seller's Default Notice, objects. Until its actual receipt by the Seller, Seller shall bear no risk for the loss of all or any part of the Deposit.

       b. CASH AT CLOSING. At closing hereunder, Purchaser shall pay in cash, certified or cashier's check or wire transfer of federal funds to the Seller the balance of the Purchase Price as adjusted pursuant to the terms hereof, of which sum the Deposit shall be a part.

       c. ASSUMPTION OF MORTGAGE LOAN. Upon payment of the Loan Transfer Fee, and subject to obtaining the consent of the Lender, Purchaser shall assume the obligations of Seller under the Mortgage Loan and shall be fully substituted for Seller thereunder.

   4. TITLE.

       a. TO PARTNERSHIP INTEREST. At closing hereunder, the Partnership Interest shall be free and clear of any and all liens, defects, encumbrances and pledges, subject only to the terms and conditions of this Agreement and the Partnership Agreement.

       b. TO PROJECT. At closing hereunder, the Operating Partnerships' title to the Project shall be good and marketable and insurable as such in an amount not less than the sum of (i) the Purchase Price, as adjusted upward to reflect the partnership interest in Seller owned by Lerner, plus (ii) the principal amount of the Mortgage Loan, free and clear of any and all liens, defects, encumbrances, pledges and subleases, easements, covenants, restrictions or other matters whatsoever, whether recorded or unrecorded, except for (i) the lien of real estate taxes, water rents and sewer charges not yet due and payable, (ii) the Leases, and (iii) the Permitted Encumbrances.

   5. CLOSING.

       a. TIME AND PLACE. Closing under this Agreement shall be held on the date which is fifteen (15) days after the Investment Approval Date, or on such earlier date as Purchaser may designate by at least ten (10) days prior written notice to Seller. Closing shall be held at the offices Arnold & Porter, 1200

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